

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 1, 2010

Ms. Connie Cook
Treasurer
Arabian American Development Company
P.O. Box 1636
Silsbee, TX 77656

> **Re: Arabian American Development Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Response letter dated May 19, 2010**
> **File No. 1-33926**

Dear Ms. Cook:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Directors and Officers of the Registrant, page 46

1.   We note your response to our prior comment four in our letter dated May 27, 2010. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Nicholas Carter should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Executive Compensation, page 48

2.   Comments 3 through 11 and the related page references relate to the draft
        disclosure provided as Attachment A to your response letter dated May 19, 2010.

3.   We note that certain portions of your proposed disclosure do not appear to be
        consistent with the disclosure that you provided in your annual report on Form
        10-K for the fiscal year ended December 31, 2009. For example, you state at
        page 51 in your annual report on Form 10-K with respect to incentive
        compensation that there is no set formula for granting awards to company
        executives. However, this does not appear to be consistent with your disclosure
        regarding the 2009 Executive Cash Bonus Plan that you describe in your
        proposed disclosure. Please advise.

4.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach that conclusion.

Introduction, page 1

5.   Please provide the information required by Item 402 of Regulation S-K for Mr.
        El-Khalidi. See Item 402(a)(3) of Regulation S-K. For example, please disclose
        why you determined to grant him $31,500 as retirement bonus compensation and
        describe the other arrangements that relate to payments due in connection with his
        retirement.

Cash Incentive Bonuses, page 3

6.   We note that you allocated $130,000 in bonuses in the first quarter of 2010.
        Please disclose how you determined the amounts to be paid to each named
        executive officer other than your chief executive officer.

Peer group, page 4

7.   We note your statement that "the Compensation Committee utilized a small peer
        group of similarly sized companies as a reference for determining competitive
        total compensation packages for our Executives." Please specify how each
        element of compensation relates to any data you analyzed from the comparator
        companies. Include a discussion of whether you target each element of
        compensation against the peer companies and where actual payments fall within
        targeted parameters. To the extent actual compensation fell outside a targeted
        percentile range, please explain why. See generally Item 402(b)(2)(xiv) and Item

402(b)(1)(v) of Regulation S-K. See also Regulation S-K Compliance and
Disclosure Interpretation 118.05 for further guidance.

Cash and Other Components, page 5

8.   Please disclose how you determined the amounts awarded to each of your named
        executive officers under the South Hampton profit sharing program for your fiscal
        year ended December 31, 2009.

2009 Summary Compensation Table, page 5

9.   Please provide the information specified in Item 402(c) of Regulation S-K in the
        tabular format specified in such item. For example, we note your inclusion of an
        additional column titled "Profit Sharing."

2009 Non-Employee Director Compensation, page 8

10.   Include a footnote describing all assumptions made in the valuation of the stock
        awards granted to your directors by reference to a discussion of those assumptions
        in the notes to your financial statements included in your annual report on Form
        10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the
        Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

11.   Disclose the aggregate number of stock awards and the aggregate number of
        option awards outstanding at fiscal year end held by each of your directors, as
        required by the Instruction to Item 402(k)(2)(iii) and (iv).

Review, Approval or Ratification of Transactions with Management and Others, page 60

12.   We note your response to our prior comment 7 in our letter dated May 27, 2010.
        Please provide us with draft disclosure that you intend to include in your filing in
        connection with the requirements of Item 404(b) of Regulation S-K. Your
        response should not be limited to disclosure related to Item 404(b)(1)(ii), as it
        appears from your response that you should also revise your disclosure with
        respect to Item 404(b)(1)(iii) and (iv).

Financial Statements

Note 8 – Investment in AMAK, page F-21

13.   We have reviewed your response to prior comment 9 in our letter dated May 7, 2010, and request that you revise your disclosure to fully clarify the impact of applying the cost method of accounting to your investment in AMAK beginning in August 2009, as follows.

   a. Please remove your disclosure of proven and probable reserves at the top of page 8, along with any quantification of AMAK's reserves elsewhere in your filing, as you no longer have control or significant influence over AMAK or these reserves. You should also disclose here, if true, that any cash flows to be derived by you from AMAK would be in the form of cash dividends declared by AMAK's board of directors, over which you exercise no significant influence.

   b. Please expand your discussion at the bottom of page 7 to include an analysis of how and why you currently lack significant influence and how your lack of influence will impact AMAK and you going forward.

   c. Please add an additional discussion in your Business section to clarify how you anticipate your investment in AMAK will generate cash flows, your understanding of when and under what circumstances you will receive cash flows, and how you intend to evaluate this investment for impairment in the future.

   d. Please expand your discussions in Risk Factors beginning at the bottom of page 18 to more fully discuss the risk that you may not be able to recoup your investment in AMAK. For example, we note that you do not discuss under what circumstances you expect to receive cash dividends from AMAK and the risk that AMAK's board may choose not to declare cash dividends even if profitable.

   e. Where AMAK is discussed in your management's discussion and analysis, qualify the discussion to clarify the extent of your ownership interest and your lack of significant influence over this investee.

Definitive Proxy Statement on Schedule 14A filed April 28, 2010

General

14.   We note your response to our prior comment two in our letter dated May 7, 2010, and reissue such comment. Please refer to SEC Release No. 33-9089, Proxy Disclosure Enhancements (Dec. 16, 2009), and provide us with a draft of enhanced disclosure that complies with the new rules. Specially, provide disclosure responsive to Item 407(c)(2)(vi) and Item 407(h) of Regulation S-K.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director